Mail Stop 3561

May 23, 2007

Via Fax & U.S. Mail

Mr. Steve Ells, Chief Executive Officer
Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, Colorado 80202

> **Re:** **Chipotle Mexican Grill, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 001-32731**

Dear Mr. Ells:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief